Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

The following is the transcript of Mylan N.V.’s presentation and the subsequent Question and Answer session at the 38th Annual J.P. Morgan Healthcare Conference held on January 15, 2020.

Corporate Participants

Christopher Schott

J.P. Morgan Chase & Co; Research Division

Robert Coury

Mylan; Chairman

Michael Goettler

Upjohn; Global President

Rajiv Malik

Mylan; President

Mylan N.V.’s Presentation

Christopher Schott: Good morning. I’m Chris Schott from J.P. Morgan. And it’s my pleasure to be introducing the management team for the future Viatris today. From the company, we have Robert Coury, Executive Chairman; Michael Goettler, CEO; and Rajiv Malik, President. With that, we’re going to play a short video, and then I’m going to turn the podium over to Robert.

(presentation)

Robert Coury: Thank you, Chris, and good morning, everyone. And a special good morning, and good afternoon and good evening to the Mylan and Upjohn employees around the world who are joining us today for our webcast.

I would like to start off by saying how excited I am to be here today and to talk about the creation of Viatris, where we will once again be at the forefront of establishing a new kind of global pharmaceutical player, just like when Mylan became the first in the generics industry to pursue a global scale strategy over a decade ago. This transaction is designed for where the health care industry is going, not where it has been.

I’m very excited about the opportunities ahead for this company and for those opportunities and how they can create value for all Viatris shareholders. With Upjohn, we will truly have accelerated as well as optimized Mylan’s long-stated goal of serving and delivering high-quality, affordable medicines to patients around the world through a true one-of-a-kind global platform.

I believe it would be — it would have taken Mylan on a stand-alone basis at least another 3 to 5 years to achieve this level. The combination will not only further expand our geographical reach and scale, but will also enhance our commercial and medical infrastructure and more rapidly broaden our product portfolio and future pipeline, particularly in key growth markets, including Asia Pacific region and other emerging markets.

As important, because of this combination, we will have now succeeded and created a foundation that will fuel our future’s growth through the creation of a real unique global health care gateway. This gateway will make it possible for more midsized products from across the industry to more rapidly and effectively reach markets around the world, while also delivering our own innovations to the markets.

By offering others access to Viatris’ Global Health Care Gateway, which will include access to our global commercial reach across all channels, our global supply chain, our global expansive regulatory expertise and our global cost-efficient manufacturing platform, Viatris will be able to tap a new reservoir of creating value in this new pathway for partners who would otherwise need to rely on a fragmented, highly localized or regional expansion strategy of their own.

As health care markets continue to focus on cost containment and efficient access to medicine, Viatris is truly positioned like no other to deliver for patients. Viatris will make a difference for patients with its unique strengths and capabilities by pursuing 3 core goals.

One, access, by providing a broad portfolio of high-quality medicines with expanded reach across all key geographies and therapeutic areas; two, leadership, and delivering improved health outcomes for patients and not just therapeutic innovation; and three, building on our partnerships by offering other biotech and pharma companies the ability to leverage our true unique global health care gateway, all of which will help empower people real worldwide to live healthier at every stage of their lives.

Once the transaction closes, Viatris, with its attractive financial profile and robust balance sheet, will immediately begin delivering on its commitments through strong execution, rapid delevering, and returning capital to shareholders by instituting a dividend policy for future shareholders following the first full quarter after our close.

And what this really means is that features will have the financial flexibility and cash flows to deliver significant value to our shareholders.

To share the vision of how this combination will enhance our existing global platform for sustainable value creation, I will be turning the presentation over to Michael Goettler, Viatris’ future CEO; and Rajiv Malik, Viatris’ future President, who will both provide a deeper insight into how we expect this unique company to be better positioned in the evolving global pharmaceutical market and become the true new champion for global health. But before I do so, I want to acknowledge the many inquiries we have received regarding our view of how the combined company’s financials will look on a going-forward basis.

And when I say going forward, I mean on a post-close basis once we own and control the asset, of which, obviously, the first full year will be 2021. But before I can talk about 2021 and beyond, I want to first reiterate our view of 2020. Back in July of 2019, we put out pro forma forecast of what we believe the combined company would look like if we were to close on July 1st of this year. To dispel any reasonable doubt, we were extremely confident with the numbers back then, and also, we remain extremely confident with the numbers that we put out today.

With that said, my own personal focus will continue to remain on focusing post-closing and when we intend to deliver at or before closing of this transaction. I believe that 2021 will really be the year in which you will see it all come together, because it is in that year that we will establish a financial baseline to grow from, by delivering on a number of objectives, including providing important medicines to patients in need; value to governments and other payers around the globe; and added value partnerships, all of which will deliver attractive return to our shareholders.

Before I close, and as most of you know, I have been well on record stating how undervalued I believe our security is. I strongly believe that the Street will eventually reconcile this dislocation in short order by: one, recognizing that Viatris is — we finally moved beyond just a generics company; two, by appreciating the new and strong financial and science profile that we have now created; and three, by re-rating Viatris through applying any reason — any reasonable multiple to any future EBITDA multiple that Viatris delivers.

And when doing so, we should all see stock price levels substantially higher from where we are trading today. This deal truly marks the end of one journey for Mylan, and the beginning of another for Viatris. And I sincerely hope that all of you will join us in this new journey as we continue to actively engage with shareholders throughout the pathway to close. And with that, it’s with great pleasure that I introduce you to Michael Goettler, our future CEO.

Michael Goettler: Thank you, Robert. Thank you. Good morning, everybody. As Robert said, this transaction, this combination is really designed for where the health care industry is going and not where it has been. And the health care industry, the health care world is facing some significant challenges. Not new challenges, not unknown challenges, but challenges that we believe are coming to a tipping point. One of them is the unstoppable force of demographics, the aging of the population, the rise of the urban middle class, and this is a trend that’s in the developing world as well as the developed world.

That increases the cost burden for health care, which, in turn, leads to limitations of access to medicines in already very, very stretched health care budgets. At the same time, we see incredible innovation. We see innovation out there. A lot of it you can see at J.P. Morgan, not only therapeutically, but also how health care is delivered, often enabled through digital technology. Now pharma companies can react to that in 2 ways.

If you’re an innovator, you try to innovate more, often for smaller and smaller patient populations, in oncology and rare disease in areas like this. If you’re a generic player, one strategy you may pursue is for volume, trying to be the largest scale, the lowest cost provider and compete in an undifferentiated off-the-spot buying commodity market. Both valid strategies, but we think they insufficiently address what the marketplace needs.

What the marketplace needs, we believe, is access to a broad portfolio of different therapeutics, different molecules, not less. What the marketplace needs is innovation that not only focuses on therapeutic innovation, but also innovation that improves outcomes. And last but not least, what the marketplace needs is affordable but also sustainable supply of high-quality medicines. So in this new reality, we think this new reality deserves and needs a new global player, and we believe Viatris can play a vital role in this, as Robert said, providing access, leadership and partnership.

And we’re truly excited about the powerful foundation that we can build on by combining the Mylan business and the Upjohn business. We now have a truly global footprint and hence, global scale and geographic reach. We can reach patients pretty much anywhere in the world. We have a sustainable and diverse and differentiated profile of over 1,400 molecules across different therapeutic areas, from cardiovascular, all the way to oncology, and a pipeline that we believe can deliver $3 billion in new product revenue over the next 4 years.

We have a powerful operating platform, combining best-in-class manufacturing and supply with best-in-class commercial capabilities. And all of that leads to a stronger financial profile, and hence, cash flow and our ability to return value to shareholders. But if you add it all up, the total of the capabilities, the skills, the assets that we bring together here, we think is really unique and enables Viatris to deliver to patients, to payers, to partners what they need, and we call it, as you’ve heard from Robert, the Global Health Care Gateway. Now what do we mean by Global Health Care Gateway?

What it means is that we can now bring products to patients anywhere in the world. Products like our Yupelri, products like generic Copaxone, products like Wixela, products like our biosimilar portfolio, where previously, there were some limitations where we can bring these products, we now have the global presence to bring it to every market where there is need and where it makes economic sense. If you look at the diversity of our portfolio, we cross therapeutic areas, 1,400 molecules and across different categories; we’re in the generics, we’re in compact generics, we’re in biosimilars, we’re in brands and we’re in OTC. And we believe that diversity actually brings strength.

It brings strength because we can customize our portfolio to the needs of individual markets, it also brings strength because we think it makes us a more credible partner to improve outcomes, to work with health care providers, to work with payers, to work with health care systems, precisely because we’re not focused on a few molecules, but in each therapeutic area, we got a whole suite of products that we can credibly offer to this partnership.

And very importantly, and this speaks to our future growth, we get a lot of questions about where the next wave of growth is going to come from. We believe that we can be a partner of choice for midsized products. Not the $1 billion blockbuster that everybody else is competing over, but the many innovators, many of them at J.P. Morgan here, that don’t have access to such a global health care gateway. What we can bring to them is a broad commercial reach across therapeutic areas across channels, whether it’s hospital, retail, et cetera, tendering, a global supply network of over 50 sites. There’s not only high-quality, but it gives you also local proximity.

Expansive technical expertise, whether it’s regulatory, pharmacovigilance, medical, development, pharmaceutical science, we can provide that as well. And last but not least, a cost-efficient operating platform. With that, we think we could get value, we’ll be the partner of choice and create better value for all the stakeholders. So with that, to tell you a little bit more about that gateway, I’m going to hand it over to Rajiv Malik.

Rajiv Malik: Thank you, Michael, and good morning, everybody. So by this time in the presentation, I think you all must be having developing an appreciation of why we believe that Viatris is going to have a unique profile. And I’m personally very excited to bring this vision to life with Michael. So let me start with giving you an appreciation of the unparalleled global reach, 165-plus markets.

We always had the markets, but I think Upjohn or this transaction has brought us critical mass and scale in markets like China, Latin America as well as the Middle East. We have 13,000 sales force across the world, 1,100 marketing professionals helping us push through 1,400-plus molecules, 13,000 SKUs across multiple channels and across multiple therapeutic areas. How are we going to deliver it? We are going to deliver this through our high-quality, cost-efficient, vertically integrated global supply chain network of about 50 sites, which is capable of producing right from the oral solids, injectables, transformers, thin films, you name a dosage form, and this platform can deliver that.

We’re going to have, as I mentioned over here, this platform is capable of producing 80 billion doses. What Upjohn brought us is much more from the proximity to the key markets, and also presence in certain markets, where local manufacturing is a prerequisite. Viatris will have a strong technical expertise, because it’s the people which makes this platform very different. So whether it’s 2,500 science people, 20,000 manufacturing and quality people, scientists, 1,000 regulatory experts, 600 medical experts.

So it’s a powerful platform powered by a very strong team. What are — how have we leveraged this platform in the past? We have been focusing on fostering and creating the partnership, the partnership, which has helped us bring many of these innovative products to the market and helps us commercialize.

A case in point is our decade-long partnership with Biocon our net goal, our current partnership with — which we just concluded by launching Yupelri with Theravance Biopharma. The success of some of these programs have been just because of leveraging each other’s strengths, leveraging and managing those relationships, and we can do a lot more with this Viatris platform as we go along.

As Robert noted earlier, our unparalleled global reach, our supply network will be able to reach more patients in many more markets. And for our commercial and development partners, this means that they can access our platform as an expansion gateway and have immediate access to expanded markets. Let’s just have a look into a proven science track record. Over the last few years Mylan has been able to execute on complex science in bringing many of these products to the market. So whether it’s a complex molecule like Glatiramer Acetate, or a biosimilar to Neulasta, or Herceptin or Humira.

This year, we launched our NCE in the COPD Yupelri, the Lantis our biosimilar to the insulin, as well as a drug device like Wixela. And we will continue to focus on the unmet needs. We’ll continue to focus on addressing the issues of the quality of the life, the patient focus, and bring on products like the once-a-month Copaxone. Another — as we go along from here, the capital allocation from R&D point of view, will be more on complex products, the biosimilars going up the value chain from midsized NC products and 505 (b)(2) opportunities.

In terms of where we are going with the science, we are pleased to share with you that initiation of work on two brand opportunities, one in the space of dermatology and the second in the space of pain management. Let me also share with you another unique feature of Viatris, which is our diversified and balanced product mix. With this transaction, we have reached an inflection point and have moved beyond just being a generic company.

Our more than 50% portfolio is now around the established brands, or what you call LOEs, as well as some exclusive brands. One-third is generics, and it’s noteworthy to note that U.S. generics will represent approximately 15% of the total. U.S. still continues to be a very important market, and it’s not that we’re going to shy away on investing in it, but we will be more diligent in investing in more complex products to bring the hard-to-make of those products to the market. How do we leverage this?

The cross-pollination of the products we have across the markets, new launches on more territories and more countries and expanding access through the global partnership will help us drive the revenue synergies of this — through this platform, and we believe that emerging markets, like whether it’s China, Latin America, Middle East, will be the key drivers for those markets.

And just a little bit about synergies. Focus will be — the immediate focus will be on integration and realizing the $1 billion synergies. The 40% of synergies coming from selling and marketing, another 40% from general and administration and 20% from the cost of goods sold. And why we feel very confident is because as we’re going to be dependent upon Pfizer for TSA, as and when we come out the TSA, a big chunk is going to be delivered through that.

And another big piece will come from the cost widens of absorbing several other corporate functions, like legal, treasury and finance, we will not have to create the infrastructure. As I mentioned already, revenue synergies are not included in the $1 billion. So before I turn this back to Michael, I want to reiterate my confidence and excitement in the potential that Viatris holds for the future, and I’m looking forward to bring it to life. And I know it’s not going to be easy. It’s going to be execution on a day-by-day basis on all fronts. So thank you very much.

Michael Goettler: Thank you, Rajiv. All right. So I want to bring it back to some financials, and as Robert says, this combination is really transformative for us and creates a much, much stronger business model. In terms of strength of the balance sheet and financial flexibility, we’re going to delever to two and a half in a very rapid time. We’re going to immediately initiate a dividend of 25% in the first full quarter after closing, with potential future flexibility for share repurchases. From a governance perspective, we’re going to be in a shareholder-centric model, and going to be incorporated in Delaware.

You saw some of the board announcements already that we made. And from a management perspective, you can expect further management announcements very soon, and you see that we draw on the combined strength and talent and skill sets of both Upjohn as well as Mylan. Now we have a clear road map to create value for shareholders, total shareholder return. In the near term, you will see us focus on continued execution, integration, delivering the synergies, delivering on the new product launches, while immediately starting to deleverage and initiate a dividend.

And in the more long term, you can expect us to also generate revenue synergies, and potentially initiate share repurchases, while also continuing to invest in our pipeline, executing BD and by BD, we mean the partner of choice model that we talked about, that can be a major source of future revenue for us. I want to finish on this slide.

If you compare us to other spec pharmas, you see that we have, by far, the largest market capitalization, will have the most balanced risk profile, as Rajiv mentioned, only 15% exposure to the U.S. generic market, but also, overall, a much more diversified portfolio in terms of geography and in terms of portfolio. We’ll have a robust balance sheet with a leverage target of 2.5% or less. An industry-leading 40% EBITDA margin, and a very attractive dividend yield.

So we’ll leave it up to the market to decide what kind of multiple this company deserves. But as management, we very strongly believe that, in addition to returning to shareholders through dividends and share repurchases, there is the opportunity for value creation to multiple expansions. And last word, just on closing, we’re on track to close by mid-2020.

You see us already announce major milestones, and you can expect further to come, announcement of a CFO within the first quarter, and we’re excited about starting this journey together very soon. With that, I want to close and invite you to join us in the Borgia Room for Q&A. Thank you very much.

Question and Answer Session

Christopher Schott: Okay, great. So we’re ready to kick off the – guess we’ll call it the Mylan, still breakout, session. Maybe the first – just taking on the guidance question as we go – begin with, in the main session you reiterated the 2020 pro forma targets.

Just talk a little bit about what’s changed either positive or negative as we think about the individual businesses that allow you to kind of make those statements of continued confidence in that 2020 outlook? To note, it was a big point of controversy obviously over the last few months.

Michael Goettler: Yes, so just to be clear, I mean, we gave guidance in or pro forma outlook, I should say, in July, which was revenue outlook $19 billion to $20 billion and than EBITDA $7.5 to $8, right? And I think we anticipate a lot of the things that are talked about, and we continue to firmly stand behind these ranges, right?

Now, I think where it gets really exciting is if you look at 2021 because what this pro forma outlook represents is we did the addition of two standalone companies just added together.

Christopher Schott: Okay.

Michael Goettler: What’s really getting us excited is what we can do as Viatris. That really starts in 2021, and we’re going to give more color on that I think at the time of closing, but all the changes that are being discussed very hotly we already knew about and anticipated them when we gave those ranges.

Robert Coury: But I – but I would still separate 2020 from 2021 going forward, and I think that’s where I’m spending my time is really when the two companies come together. What is the real first full year baseline that we’re going to be growing from? The reason why nothing has really changed, I do think that Lyrica has gotten some positive – you know, I think everybody’s much more stronger from what I’m hearing on the Upjohn side when it comes to Lyrica for 2020, so I think that was a big boost.

Christopher Schott: And I know, Robert, you made some comments on the third quarter call about not simply just putting together the S-4 numbers to get a pro forma outlook. Can you just clarify what you were most focused on with those remarks, because I know that was — seems like we’ve had the last couple months a lot of discussion around that?

Robert Coury: Yes, and I think your question that you put at the tail end of your question, it was really for the latter part. It was more from an administrative aspect because not everybody knows not to just add those numbers.

Christopher Schott: Okay.

Robert Coury: That was really a detail just to bring to people’s attention. And most people understood it. Those who didn’t, it was really a cautionary statement — so that they don’t make that mistake.

Christopher Schott: So we shouldn’t take that as a change in fundamental outlook on the business...

Robert Coury: No.

Christopher Schott: ... more just as we see at a lot of these kind of S-4s just to…

Robert Coury: Yes, exactly.

Christopher Schott: … just internal projections versus what you’d want to think about as external guidance?

Robert Coury: Exactly.

Christopher Schott: Okay. Can I just ask about what China looks like for the new company because there’s obviously a lot of discussion around this tender system that’s been implemented; some of the impacts that are happening to Lipitor and Norvasc. So when you think about the new company and what it can do in China, just give us a bit of a vision of what that business looks like.

Michael Goettler: Thank you, Chris, and just to be very clear, we continue to be very excited about China. China is the growth opportunity with this company. It’s a growing healthcare market, and there are opportunities there, but I also note, Chris, nothing in China is short-term.

Christopher Schott: Okay, yes.

Michael Goettler: So we’re taking – we’re taking a long-term view on it. And I would think about the China business kind of in layers. You have the base business that we currently have, and that’s the Lipitors, the Norvascs, the Lyricas, Celebrexes, the Sebivos on the Mylan side. And I think the kind of headwinds that exist and tailwinds that exist there are well-discussed in the analyst community. That is a business that is very focused on the public hospital reimbursed kind of market.

Christopher Schott: Okay.

Michael Goettler: I think what’s failed to be appreciated is that we actually already have, on the Upjohn side, 30% of our business now in retail and private hospital, right? That’s a different kind of market. We see growth in that segment, so we see the opportunity.

I think the first layer on top of the base business is expansion into different channels, right, further growing in retail. We have a strong presence there already, further growing in private hospitals, further growing in potentially online channels, which the Chinese government is very interested in developing. So that’s the next layer.

Layer on top of that, we’re getting very excited, is the Mylan pipeline. Bringing products like Yupelri, biosimilars and others potentially to China in accelerated way, and now we have the commercial presence there to do that. That’s the next layer.

And the third layer on top of that is being a partner of choice. I think that — for those midsized products — that applies anywhere in world, but especially I think applies in China, where such a strong truly national commercial footprint that, quite frankly, took Pfizer 30 years to build, and we can leverage that.

Christopher Schott: When I think about launching new products and looking at these kind of channels, retail, et cetera, that you’re going into. How do I think about how long it takes to establish brands in some of these markets?

I know, certainly, Lipitor and Norvasc were legacy products — were products that Pfizer owned and developed over a long period of time. Just give us some sense of — as we think of commercializing and growing this business again, like is this a five to seven year process or is – are these products that can launch relatively quickly?

Michael Goettler: Well, I think it’s — it’s not the similar from launching anywhere else in the world, right? If it’s — obviously, we can leverage the existing brand equities that we already have in products like Lipitor, Norvasc, Viagra and I believe there is still, if you look from facial perspective, a very, very strong demand for quality and for brands, right? There’s a preference for that.

For new products, you need to build the market just like you do everywhere else.

Christopher Schott: Okay.

Rajiv Malik: Yes, but just one final thought there. The China FDA or China health care because they are undertaking holistic reforms. They’re really working on simplifying the system from regulatory point of view. So, earlier we thought it would take us three, four years to bring some of these products to the market. Now we believe that maybe in a couple of years we’ll be able to bring this pipeline too. And then whatever time it takes to build those, depending upon the nature of the product, that’s all.

Robert Coury: And the only thing I would add is that I think the barrier to entry to China has just gone to a whole other level. I think as China is bringing cost containment in, the ability for any new entrances into China, if you’re not already there, you’re way behind the 8-Ball. So, having a very strong footprint — a compliant, strong footprint — does allow you to accelerate your ability to bring products to the market.

Christopher Schott: Okay. Maybe the last question for me on China. As I think about the tender system that’s been introduced, do you view that there’s a risk, or we have to think about, that expanding further in some of these alternative channels that you’re looking into get eroded over time? Because we end up with a system that covers all of China to some degree?

Michael Goettler: Well, I know there’s been some discussion about it, specifically because Cialis was included. Cialis is much more, as far as I understand, a hospital product than it is a retail product.

Christopher Schott: Okay.

Michael Goettler: So, we believe that the retail channel — the private pay market, the self-pay market is going to continue to access and we can expand it.

Robert Coury: I mean let me — if — because there’s so much talk now and people are trying to get educated about China, let me just give you the two book ends. I think it would be a mistake if we didn’t plan for a further expansion of this whole tender system. And I can tell you, certainly, from this company’s perspective, that’s the route that we’re talking. And nothing is shocking.

It’s — if you think about the other healthcare systems around the world, we just — this is the natural time and it’s actually needed. We just happen to have an extraordinarily strong cash-pay business that continues to grow by double digits. We continue to see — right now, there’s about $300 million of cash-pay patients we continue to see, to see that rate growing. We continue to see that they do want to have high-quality drugs.

There’s a lot of resistance in China, especially those that can afford that don’t want the government to tell them what drugs that they should be on. So there’s really other market opportunities there in China to serve that very powerful patient population, and we’re right out there in front and we’re putting methods in place to be able to retain those high-quality patients and then be able to do more for them.

Christopher Schott: So messaging here seems to be some of the headlines we’re seeing on China, a lot of that was anticipated in the initial guidance, you see some nice opportunities to continue growth, but at the same time, you’re going to be kind of cautious about, in case there’s more?

Robert Coury: And we’re not going to walk away from the generics there because in China, it’s not about just taking out of the system. They are very keen to focus on whether or not — what are you putting into the system? So if you take our generics portfolio, and if you take a look at that massive patient population that needs high-quality, affordable pharmaceuticals, this is one way we can get back on one side, while we take opportunities and capitalize on the other side.

Rajiv Malik: China has 2 parts of the strategy. One is, you need to plan for LOE products, which we — Robert just mentioned about. But I think you just cannot rely on that unless you balance it by bringing in more trains. Because science in China is being rewarded like never it has been. So you have to have that focus, so that once you plan for LOEs earlier, you need to continue to bring science to the market.

Michael Goettler: So as you can see, it’s top of our minds.

Robert Coury: And we’re not — you have to have a long haul, Chris. You have to have a long view. I believe China will have contraction before you have a solid baseline before you can once expand again. But we are way out in front and already doing things to get ready for what we can see. And that’s why we’re very excited.

When we do come forth with what our forecast is going to be on a going-forward basis, the one thing that it’s our job is to take off the table are all the “what-if“s that might be out there in front of us, you can fully expect that whatever range we give you, we’re going to address every single thing that may be out in front so that investors don’t have to guess in our numbers — did they take that into consideration? Did they think about that? That’s the kind of things that we need to take off the table.

Christopher Schott: Okay. And let me do one last of those “what-if“s, since we don’t have the guidance yet. Lyrica in Japan, can you just help level set us of how you’re thinking about that business, I guess, just kind of a near-term kind of dynamic versus longer term? How do we think about that?

Michael Goettler: So as you’re well aware, in our Japan business, both actually on the Mylan and the Upjohn side, is that we still have patent protection, right? Lyrica being a very big product, and I know it’s been discussed extensively after the S-4.

Christopher Schott: Sure. Yes, yes.

Michael Goettler: So what I can say is that we are confident in the ability of our patent, and we’re going to vigorously defend it. If necessary, we can go to court. We’re actually not at that point yet.

So this is actually a patent office issue at the moment. We also have the option to go to court. If you understand how generics launch and are priced in Japan, you can only do it twice a year, right? So I can — with great certainly tell you that 2020 is in the bag and there’s no worries there. Beyond that, we’ll see what happens. We may be able to give you an update at the time of closing, but we’re confident in the ability of what we have.

Robert Coury: But Chris, let me just add to that. And this is where we complement each other, right? Because we’re — our system has been built. We are ready. In our minds, Lyrica’s gone. I mean, it’s great. We can hold onto it as long as we can, and we’ll have all the legal... but in our minds, if you’re going to plan for a business properly, it’s gone in my mind. It just went.

Michael Goettler: Prepare for the worst.

Christopher Schott: And for the 2020 year, at this point, confident that ...

Robert Coury: Yes. Absolutely.

Christopher Schott: Okay. We’ve talked a lot about areas where erosion are concerned, and start with this, but maybe I’ll balance that out as I think about areas that you can grow this business over time. What are the biggest growth opportunities? Whether it’s geographies, countries, just help us the analysts, I think, but I think we can see some of the businesses that are under some pressure? I’m sure — since the other side of the coin, what are the big growth verticals in this portfolio company.

Michael Goettler: Rajiv, do you want to start with that?

Rajiv Malik: Yes. So one, I think this business will have the $3 billion pipeline, which we have here as we go for the next 3 to 4 years. Of course, we can do more with that as we will have much more commercial scale. What we had assumed that $3 billion was based on what Mylan has from the commercial reach. We’ll have – one is that from the market’s perspective, if we bring these markets together, I see the emerging markets, especially the Latin America, the Asia, the Korea, we didn’t have any presence.

Many of those markets are going to be — we have a lot more products now to drop on those product standards for the iconic brands. So that’s another area, I would say. And I think today, we talk about the part being partner of trust. I can tell you even this conference has been very productive so far. We – you know, China, for example, we have been approached by several of our partners for our portfolio in China.

And we will see that, that starts getting added up not, from year 1, as I mentioned, maybe from year 2, 3 perspective. So these are — U.S. will continue to be a big market for us, a big driver for us. There will be pushes and pulls at the U.S. market and the European market. But overall, I think we are pretty optimistic from our prospects for the emerging markets. Do you want to add something?

Michael Goettler: That’s very good to add, I mean, we didn’t — in the numbers we gave, I didn’t really give any revenue synergy targets, because we know we won’t get credit for it anyway. But I think about it the same way, Rajiv, it’s kind of the layers. The immediate, we’re just taking the existing minor portfolio, bring it to markets where it hasn’t been yet. If the — where it makes sense.

Then there is the pipeline that now, you can — I think Rajiv mentioned the numbers of $3 billion, but a lot of that is actually from the U.S. and traditional markets, there’s potential more if you had other markets that we can now bring it to. And then the main engine going forward is going to be the partner of choice model for the mid-sized product, where I think there’s really an unmet need in there.

This is — everybody competes with the big billion dollar products. The smaller products, if you look at it, if you put it vadata, et cetera, you will see they often launched in single markets or just partnered in a few countries in the world, because the global player, a global gateway, like we’re building it with Viatris, really doesn’t exist yet. So we think there’s an opportunity there to create value for partners.

Robert Coury: I mean, that’s the way I would just cap it. I really, Chris, would suggest that people really take a close look at the financial profile that we created. We are no longer a pure-play generic, and we do not want to be big pharma. We literally play in a very — the sweet spot. And if you take a look at R&D, I believe, if you look at our financial profile, what people will say 3, 4, 5 years from now, you’re going to have to see other pharmas move towards us in terms of the financial profile that we created.

To get — you’re going to have the function with 5% to 7% R&D in terms of your top line. You’re going to have to live with 17% to 18% SG&A and not the 23% and 24% that a lot of these companies have. You can’t have models that were built here when prices were here. Prices go down and you try to hang on to your model, prices go down again, and you tweak a little bit, and then prices go down, you got no choice but to contract.

So we believe we have created, well out in front, a financial global pharmaceutical platform with a unique financial profile. And we don’t need to have all the R&D inside, because our structure is now built to leverage other players’ R&D.

What we’ll do in our capital allocation, we’ll probably pick 2 therapeutic categories that we’ll focus on organically because we’re good at it and we have all the resources. Every other therapeutic category that we bring in to serve these health care markets around the world will all come from partnerships, where others are good in some of these areas.

Christopher Schott: Just a couple of follow-ups on that. First, Upjohn stand-alone, were you able — in the strategy of being a partner of choice, was that something you were hampered from doing within the Pfizer organization?

Michael Goettler: Yes. Well, not because of the Pfizer organization, just to be clear. But if you look at the geographic footprint we had, right? We were very, very strong in emerging markets, in China and Asia Pacific, but we were not, I’d say, a true global partner, right? We didn’t have the supply chain, we didn’t have the R&D engine and some of the expertise that Mylan brings to the table. So I think the combined company is a much better position as a much more balanced geographic footprint, the commercial presence around the world, the technical expertise, the manufacturing and supply chain. I mean, it’s a much better package altogether.

Robert Coury: We would have not used the words — we would have not used these words – that Upjohn is what allowed us to complete this global gateway. Because between China, without the critical mass in China, you got nothing. I’m telling any company that wants to go to China now and try to start something, good luck. Either you have critical mass or the tsunami that’s coming against you, it’s just the barrier to entry is just way too high.

Upjohn gave us immediate critical mass and a compliant critical mass throughout the country. And then they’ve really beefed us up on the medical affairs and some of the other regulatory, and so we were able — we can actually now officially say we truly have that global gateway, literally across the globe. And it’s something that, not in my lifetime, that it can be recreated. So I do think those who need the asset will learn to leverage the asset. We intend on putting teams all around the globe to visit every biopharma company, every pharma company and look at their molecules. There’s a lot of molecules that won’t meet big pharma specs, but that will serve us well.

And they can’t do it with spec pharma because it’s too fragmented or too local. So we actually serve a unique sweet spot. And I believe when we come and give you the guidance, because we’ve never talked about top line synergies, I believe we’ll be in a much better position to give you some really good examples about what we mean by that.

Christopher Schott: And just to be clear, on the 2021 guidance, is that what we should be expecting as we get the deal closed? Or it’s going to be more...

Robert Coury: Yes. We’re going to do as we promised. I think when we’re ready to come out and give the guidance, we’re going to come out and meet with you and some of the other analysts and some of our shareholders, because I don’t want to deal anymore with lack of disclosure, lack of transparency. I want to make sure that we do this together.

We’ll tell you how we’re looking at our business, we’ll tell you how we’re thinking about our business, we’ll tell you kind of sort of what we might be thinking of how we want to report, but then give you guys an opportunity to weigh in, so that we can find some balance so that everybody’s models are fairly consistent and you know what to expect from us.

Christopher Schott: Okay. Last one, then I’ll open up for Q&A for the audience then. In terms of capital allocation going forward, this is obviously a transformational deal. Do we think about a lot of larger-sized transactions going forward? Or is there no need for that anymore with what you’re creating and we can think about either a little tuck-ins or whether there’s dividend, share repo, how do you think about that?

Michael Goettler: Let me start and then Robert, you can add to this. So the commitment — the absolute commitment you have from this team is for share refund capital allocation, right? The book ends that we’re already committed to are the delevering the dividends right now. Then going forward, every year, we’re going to have to make a decision, what is the right balance, right?

Between increasing the dividend, share repurchases, further deleveraging or business development, right? And business development, by the way, we don’t only mean M&A. There are many types of partnerships, I mean, Rajiv showed a lot of them, right? A lot of creative partners that can be done. So that’s a decision that going forward we’re going to make together with the board, and we’re going to listen to shareholders as we make these calls.

Robert Coury: I would just say, the more — the bigger contrast in the past, capital allocation, transactions, right? Research and development, business development, we just signaled that there is no more large transactions. This one completed the entire global fortress. And that’s why, hence, we’re willing to immediately start by giving shareholders back 25% of our free cash flows right off the bat.

Continue to delever and still have enough capital to be able to execute on our business plan. I mean, it’s not that much more difficult than that. In the short term, for the first 3, 4 years, as we execute, integrate, transform, we got to continue to do the transformation work and synergize, that’s where you’re going to see most of the value over the first 2 to 3 years. It’s all there for us to execute. There’s nothing else for us to do.

The capital allocation portion — what we invest in today, along with our current pipeline and the timing of the launches of our current pipeline, you could fully expect that we’re going to load that pipeline up. So when you start looking at years 4, 5, 6, you’re going to start to see a build of a pipeline like the 2 new products that Rajiv announced today.

These are 2 very powerful products. Expect a lot more to hear about what we put in the pipeline as we continue to move up that value chain and add signs to our portfolio. So it’s really a straightforward play. First 2-3 years, execute, integrate, transform, synergize; years 4 and beyond, expect the current pipeline launches as well as what we’re going to now load into the pipeline during that same period of time.

Michael Goettler: Chris, maybe just — Robert mentioned transformation. So I want to pick up on that because I spent kind of the last 6 months learning about the Mylan business. One of the key initiatives that Rajiv is actually leading is what they call transformation, which is really one of the elements ... as looking at a portfolio review, looking at all the products, all the SKUs and making sure that the return from each of them is at least the cost of capital, right?

And Rajiv, I think can elaborate a little bit more, but I’m very impressed by that work. It’s — a lot of companies can do to a high level. You need to do it at the micro level in a very detailed way, especially when you have a broad portfolio like you have, and that’s actually another example of shareholder-friendly capital allocation, right? Because you look internally, how we spent the money to invest it in the best way to create economic value and shareholder value.

Rajiv Malik: And this is not by any immediate cost saving project or something. It’s just looking at your business with a totally different set of eyes. As you evolve, you continue to add products, you continue to add assets, and this is a time when you are looking into what makes sense, what doesn’t make sense, not just from cost of capital in the product, but selling and marketing dollars we spend on every product — is that pace of that product responding or not responding, can we adjust those dollars?

And the allocation of the sales force, rightsizing the organization, which is — is it the right operating model, as Robert said, 21%, 22%, 23%, selling and marketing expenses are not, perhaps we need to come around 17% to 18%. All that is very sort of a comprehensive program, so should not be seen as another just exercise to cut cost or to prune the products.

Christopher Schott: Great, great. Just last thing, some time lines here. So it sounds like CFO search expectation on — just update on timing.

Robert Coury: We hope by the first quarter.

Christopher Schott: First quarter. And then midyear close, is that the target? And then that guidance we’re expecting, is that before close, after close?

Robert Coury: It will be around there. It ends up to go to July and then nobody is around because everyone’s in the Hamptons. As soon as they come back, we expect, like we did last year, right? The day after Labor Day, we were out on the Street, you can expect we’re going to put a big presentation on both in New York and Boston, and roll it out.

Christopher Schott: Great. Well, I think we’re just out of time. So thank you guys so much for the comments, and exciting year ahead of you.

Robert Coury: Thanks.

Michael Goettler: Thank you.

Rajiv Malik: Thank you.

Forward-Looking Statements

These communications contain “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the

Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4 which includes a proxy statement/prospectus (as amended, the “Form S-4”), and Form 10 which includes an information statement (as amended, the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and subsequently amended, and has not yet been declared effective. You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the communications on this website are made.

Additional Information and Where to Find It

These communications shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4 and Form 10 filed by Newco. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to

Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

These communications are not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.